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                                                                  Exhibit (a)(9)

NEWS RELEASE      Marsh & McLennan Companies, Inc.
                  1166 Avenue of the Americas
                  New York, NY 10036-2774
                  Telephone 212 345 5000
                  Telefax 212 345 4838
                  www.marshmac.com



FOR IMMEDIATE RELEASE

Contact:  Barbara Perlmutter               Jim Fingeroth
          Marsh & McLennan Cos.            Tracey Stearns
          (212) 345-5585                   Kekst and Company
                                           (212) 521-4800

              MARSH & MCLENNAN COMPANIES AGREES TO ACQUIRE SEDGWICK
            FOR TOTAL CASH CONSIDERATION OF APPROXIMATELY $2 BILLION

NEW YORK, NEW YORK, August 25, 1998 -- Marsh & McLennan Companies, Inc. and Sedgwick Group plc today announced that they have reached an agreement to the terms of a recommended offer to be made on behalf of Marsh & McLennan Companies to acquire the entire issued share capital of Sedgwick for total cash consideration of pound sterling 1.25 billion (approximately $2 billion). The acquisition of Sedgwick, the largest European-based independent insurance broker, will enhance Marsh & McLennan Companies' position as one of the world's leading providers of professional services, particularly in its risk and insurance services and consulting businesses.

Under the terms of the offer, which was approved by the boards of directors of both companies, Marsh & McLennan Companies will pay 225 pence for each Sedgwick share and pound sterling 11.25 (approximately $18.34 at pound sterling 1:$1.63) for each Sedgwick ADS.

Marsh & McLennan Companies said it expects the acquisition to be accretive to its earnings per share, beginning in the year 2000.

J.P. Morgan and Donaldson, Lufkin & Jenrette are serving as financial advisors to Marsh & McLennan Companies, and NM Rothschild & Sons Limited and Credit Suisse First Boston are

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serving as financial advisors to Sedgwick. The offer is subject to customary regulatory approvals and other conditions, and it is anticipated that the transaction will close in the fourth quarter.


The directors of Sedgwick and certain other persons have irrevocably undertaken to accept the offer in respect of their holdings of Sedgwick shares, amounting in aggregate to approximately 225.7 million Sedgwick shares, representing approximately 41 percent of Sedgwick's issued share capital.

A.J.C. Smith, chairman and chief executive officer of Marsh & McLennan Companies, stated, "We believe the combination of Marsh & McLennan Companies and Sedgwick will be beneficial for our clients, employees and shareholders. This transaction, which joins together two of the best-known names in risk and insurance services and consulting, will strengthen further our ability to meet the increasing global demand for professional services. In particular, it will enable us to improve the breadth and quality of service to our clients while providing substantial operational efficiencies.

"From a strategic standpoint, we believe this transaction will enhance shareholder value through a combination of stronger insurance broking practices, global reach and operating efficiencies. The addition of Sedgwick will increase our presence in the United Kingdom and in continental Europe and Asia, where the Sedgwick brand name is recognized and respected. With the addition of Sedgwick's excellent professional staff, we will be able to respond more effectively to the increasingly complex risks our clients encounter and be able to compete successfully with all potential competitors in our market.

"We are also very excited about the opportunity to combine Sedgwick's consulting business, which is a leading employee benefits consulting firm, with our own consulting firm, which we expect will provide growth opportunities."

Sax Riley, chairman of Sedgwick, said, "I am delighted that Sedgwick and Marsh & McLennan Companies have come together to form the world's leading insurance broker and employee benefits consultancy, and I look forward to working with Marsh & McLennan Companies for the development of our business. The combination of our two groups, together with the retention of the Sedgwick brand name internationally, will enhance our global service and will offer our people new opportunities in a much enlarged group."

Mr. Riley and Rob White-Cooper, chief executive officer of Sedgwick, have been invited to join the board of Marsh & McLennan Companies upon closing.
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The terms and conditions of this offer will be described in a Current Report on
Form 8-K to be filed with the Securities and Exchange Commission later today.

Sedgwick is the London-based holding company of one of the world's leading insurance, reinsurance and consulting groups. This group provides insurance and reinsurance broking services, risk consulting, employee benefits consulting and related financial services from more than 290 offices in 70 countries.

Marsh & McLennan Companies is a professional services firm providing risk and insurance services, investment management and consulting. More than 36,000 employees worldwide provide analysis, advice and transactional capabilities to clients in over 100 countries. Marsh & McLennan Companies' stock (ticker symbol;
MMC) is listed on the New York, Chicago, Pacific and London stock exchanges. Its Web site address is www.marshmac.com

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This press release contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements may include, without limitation, discussions concerning future results. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including as a result of those factors detailed from time to time in the Company's Securities and Exchange Commission filings, as well as factors affecting the successful integration of Marsh & McLennan Companies and Sedgwick. Please refer to Marsh & McLennan Companies' 1997 Annual Report on Form 10-K for "Information Concerning Forward-looking Statements," its reports on Form 8-K and quarterly reports on Form 10-Q.